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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           WORKGROUP TECHNOLOGY CORP.
 -------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, par value $.01 per share
 -------------------------------------------------------------------------------
                         (Title of class of securities)

                                   980903-20-7
            --------------------------------------------------------
                                 (CUSIP number)

                           Timothy M. Lindamood, Esq.
                         Lucash, Gesmer & Updegrove, LLP
                                 40 Broad Street
                           Boston, Massachusetts 02109
                                 (617) 350-6800

 -------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                December 6, 2001
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 980903-20-7

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1.  Names of Reporting Persons                                   Johan Magnusson
     I.R.S. Identification Nos. of Above Persons
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2. Check the Appropriate Box if a Member of a Group (See Instructions)  (a)  [_]
                                                                        (b)  [_]
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3. SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                      PF
--------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                                  Sweden
--------------------------------------------------------------------------------
  Number of           (7) Sole Voting Power                              247,867
    Shares            __________________________________________________________
 Beneficially         (8) Shared Voting Power                              None
   Owned by           __________________________________________________________
     Each             (9) Sole Dispositive Power                         247,867
  Reporting           __________________________________________________________
 Person With         (10) Shared Dispositive Power                         None
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned                                  247,867
    by each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                    13.46%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                            IN
--------------------------------------------------------------------------------


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ITEM 1.   SECURITY AND ISSUER.

            The security to which this statement relates is the Common Stock, $.01 par value per share (the "Common Stock") of Workgroup Technology Corp., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 91 Hartwell Avenue, Lexington, Massachusetts 02421.

ITEM 2.   IDENTITY AND BACKGROUND.

1. (a) The name of the person filing this Statement is Johan Magnusson (the "Reporting Person").

     (b)  The Reporting Person's address is c/o:

            Lucash, Gesmer & Updegrove, LLP
            40 Broad Street
            Boston, MA 02109
            Attn: Timothy M. Lindamood, Esq.

     (c)  The Reporting Person's principal occupation is:

            Chief Operating Officer
            Rocket Software, Inc.
            Two Apple Hill Drive, Natick, MA 01760

     (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

     (e) During the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as result of which the Reporting Person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of Sweden.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The Reporting Person has paid an aggregate of $147,382.28 in cash for an aggregate 247,867 shares of the Common Stock. With the exception of $80,000.16 paid to Norwest Equity Partners V, LP for 166,667 shares of Common Stock, as described below in Item 6, the balance of shares of Common Stock were purchased through open market exchange transactions. The funds used by the Reporting Person for purposes of purchasing the foregoing shares were from his personal funds.


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ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Person may at any time, and from time to time, acquire additional securities of the Company, or dispose of such securities beneficially owned by him in such amounts as he determines to be appropriate, upon consideration of various relevant factors, including the Company's business, financial condition and prospects and financial condition, as well as other investment opportunities available to the Reporting Person and general market and economic conditions.

          Except as provided herein, the Reporting Person does not have any present plan or proposal to effect any further substantial changes to the business, organization, form or control of the Company.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

          (a) The Reporting Person is the beneficial owner of 247,867 shares of the Company's Common Stock, which constitutes approximately 13.42% of the issued and outstanding shares of the Company's Common Stock.

          (b) The Reporting Person holds sole voting and dispositive power with respect to the 247,867 shares of Common Stock beneficially owned by him.

          (c) Other than as set forth below, there have been no transactions in the Common Stock during the past sixty (60) days by the Reporting Person.


---------------------------- -------------------------- -------------------------- --------------------------
Date                         Number of Shares           Price Per Share            Total Price
---------------------------- -------------------------- -------------------------- --------------------------
November 16, 2001            20,000                     $.39                       $7,810.00
---------------------------- -------------------------- -------------------------- --------------------------
November 19, 2001            25,000                     $.39                       $9,660.00
---------------------------- -------------------------- -------------------------- --------------------------
December 4, 2001             24,100                     $.35                       $8,512.12
---------------------------- -------------------------- -------------------------- --------------------------
December 5, 2001             4,600                      $.39                       $1,794.00
---------------------------- -------------------------- -------------------------- --------------------------
December 7, 2001             166,667                    $.48                       $80,000.16
---------------------------- -------------------------- -------------------------- --------------------------

          (d) Not Applicable.

          (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to a stock purchase agreement dated December 6, 2001, the Reporting Person has purchased an aggregate of 166,667 shares of the Company's Common Stock from Norwest Equity Partners V, LP for an aggregate purchase price of $80,000.16 (the "Stock Purchase Agreement"), which is attached hereto as EXHIBIT A.


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ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The following documents are filed as exhibits to this statement:

          EXHIBIT A     Stock Purchase Agreement dated as of December 6, 2001 by
                        and between Johan Magnusson and Norwest Equity Partners
                        V, LP.



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                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



         December 14, 2001                           /s/ Johan Magnusson
         ---------------------------                 ---------------------------
         (Date)                                      Johan Magnusson